

June 24, 2011

Mr. Albert P.L. Stroucken
Chairman of the Board and Chief Executive Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

> **Re:** **Owens-Illinois, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed April 28, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 25, 2011**
> **File No. 1-9576**

Dear Mr. Stroucken:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief